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PROCESSED
MAR 12 2009
THOMSON REUTERS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-7221

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/29/07 (MM/DD/YY) AND ENDING 12/26/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch, Pierce, Fenner & Smith Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Merrill Lynch World Headquarters – North Tower World Financial Center
(No. and Street)

New York	**New York**	**10080**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara J. Gleason **(201) 671-0647**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
FEB 24 2009
Washington, DC
109

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

We, Mark D. Alexander and Joseph F. Regan, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to the firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (the "Company"), as of December 26, 2008, are true and correct, and such consolidated financial statements and unconsolidated supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Mark Alexander

Signature — Date: 02/23/2009

Managing Director and Principal Operations Officer

Title

J F Regan

Signature — Date: 02/23/2009

Managing Director and Chief Financial Officer

Title

Subscribed and sworn to before me on this 23rd day of February, 2009

BINDU S JOSEPH
NOTARY PUBLIC
STATE OF NEW JERSEY
EXPIRES Dec 11 2011

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED AND SUBSIDIARIES
(S.E.C. I.D. No. 8-7221)

CONSOLIDATED BALANCE SHEET
AND
UNCONSOLIDATED SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 26, 2008
AND INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodities Exchange Act as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Merrill Lynch, Pierce, Fenner & Smith Incorporated:

We have audited the accompanying consolidated balance sheet of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries (a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent")) (the "Company") as of December 26, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch, Pierce, Fenner & Smith Incorporated and subsidiaries at December 26, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated balance sheet, the Parent became a wholly-owned subsidiary of Bank of America Corporation on January 1, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated balance sheet taken as a whole. The unconsolidated supplemental schedules on pages 44, 45 and 46 are presented for purposes of additional analysis and are not a required part of the basic consolidated balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statement and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statement taken as a whole.

Deloitte & Touche LLP

February 23, 2009

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 26, 2008

(Dollars in Millions, Except Share and Per Share Amounts)

ASSETS		
Cash and cash equivalents	$	4,928
Cash and securities segregated for regulatory purposes or deposited with clearing organizations		12,608
Securities financing transactions		
Receivables under resale agreements *(includes $2,336 measured at fair value in accordance with SFAS No. 159)*		5,458
Receivables under securities borrowed transactions		16,592
		22,050
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $4,248)		
Corporate debt and preferred stock		8,218
Equities and convertible debentures		8,130
Mortgages, mortgage-backed, and asset-backed		3,084
Derivative contracts		2,376
Municipals		1,690
Money markets		1,169
U.S. Government and agencies		470
Non-U.S. governments and agencies		125
		25,262
Securities received as collateral, at fair value		1,818
Receivables from affiliated companies (includes $4,377 measured at fair value in accordance with SFAS No. 159)		47,085
Other receivables		
Customers (net of allowance for doubtful accounts of $102)		7,015
Brokers and dealers		5,570
Interest and other		7,554
		20,139
Other investments		1,485
Equipment and facilities (net of accumulated depreciation and amortization of $4,227)		1,486
Goodwill and intangible assets		559
Other assets		593
Total Assets	$	138,013

See Notes to Consolidated Balance Sheet.

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities financing transactions		
Payables under repurchase agreements *(includes $1,431 measured at fair value in accordance with SFAS No.159)*	$	20,916
Payables under securities loaned transactions		6,516
		27,432
Trading liabilities, at fair value		
Equities and convertible debentures		3,217
Derivative contracts		2,944
U.S. Government and agencies		912
Corporate debt and preferred stock		799
Mortgages, mortgage-backed, and asset-backed		278
Non-U.S. governments and agencies		48
Municipals		47
		8,245
Obligations to return securities received as collateral, at fair value		1,818
Other Payables		
Customers		20,793
Brokers and dealers		9,267
Compensation and benefits		3,290
Interest and other		3,812
		37,162
Payables to affiliated companies (includes $169 measured at fair value in accordance with SFAS No. 159)		47,418
Subordinated borrowings		13,700
Stockholders' Equity		
Preferred stock, $1,000 liquidition preference per share; par value $1 per share; 10,000 shares authorized; 2,655 shares issued and outstanding		3
Common stock, par value $1,000 per share; 1,200 shares authorized; 1,000 shares issued and outstanding		1
Paid-in capital		7,787
Accumulated other comprehensive income, net of tax		3
Accumulated deficit		(5,556)
Total Stockholders' Equity		2,238
Total Liabilities and Stockholders' Equity	$	138,013

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS—Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), together with its subsidiaries (the "Company"), acts as a broker (i.e., agent) for corporate, institutional, government, and other clients and as a dealer (i.e., principal) in the purchase and sale of corporate debt and equity securities. The Company also acts as a broker and/or a dealer in the purchase and sale of mutual funds, money market instruments, government securities, high yield bonds, municipal securities, financial futures contracts and options. The futures business and foreign exchange activities are conducted through the Company. The Company holds memberships and/or has third-party clearing relationships with all major commodity and financial futures exchanges and clearing associations in the United States and it also carries positions reflecting trades executed on exchanges outside of the United States through affiliates and/or third-party clearing brokers. As a leading investment banking entity, the Company provides corporate, institutional, and government clients with a wide variety of financial services including underwriting the sale of securities to the public, structured and derivative financing, private placements, mortgage and lease financing and financial advisory services, including advice on mergers and acquisitions. The Company is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. (the "Parent").

The Company also provides securities clearing services for its own account and for unaffiliated broker-dealers through its Broadcort Division and through its principal subsidiary, Merrill Lynch Professional Clearing Corp. ("MLPCC"). MLPCC is involved in the prime brokerage business and also makes a market in listed option contracts on various options exchanges.

The Company also provides discretionary and non-discretionary investment advisory services. These advisory services include the Merrill Lynch Consults® Service, the Personal Investment Advisory Program, the Merrill Lynch Mutual Fund Advisor® program, the Merrill Lynch Mutual Fund Advisor Selects® program, the Merrill Lynch Personal Advisor program and the Merrill Lynch Global Selects program. The Company also offers fee-based financial planning services, including the Financial Foundation® report. The Company provides financing to clients, including margin lending and other extensions of credit.

Through its retirement group, the Company provides a wide variety of investment and custodial services to individuals through Individual Retirement Accounts and small business retirement programs. The Company also provides investment, administration, communications, and consulting services to corporations and their employees for their retirement programs, including 401(k), pension, profit-sharing and nonqualified deferred compensation plans.

BASIS OF PRESENTATION—The Consolidated Balance Sheet includes the accounts of MLPF&S and its subsidiaries and is presented in accordance with U.S. Generally Accepted Accounting Principles, which include industry practices. Intercompany transactions and balances have been eliminated. The Consolidated Balance Sheet is presented in U.S. dollars.

The Consolidated Balance Sheet includes the accounts of the Company, whose subsidiaries are generally controlled through a majority voting interest.

At December 26, 2008, approximately \$24,408 of assets, \$20,102 of liabilities and \$500 of subordinated borrowings were attributable to consolidated subsidiaries. The aggregate stockholders' equity of these subsidiaries was \$3,806 at December 26, 2008.

VARIABLE INTEREST ENTITIES AND QUALIFIED SPECIAL PURPOSE ENTITIES—In the normal course of business, the Company enters into a variety of transactions with variable interest entities ("VIEs"). The applicable accounting guidance requires the Company to perform a qualitative and/or quantitative analysis when the Company first becomes involved with a VIE to determine whether it must consolidate the VIE. In performing this analysis, the Company makes assumptions regarding future performance of assets held by the VIE, taking into account estimates of credit risk, estimates of the fair value of assets, timing of cash flows, and other significant factors. Although a VIE's actual results may differ from projected outcomes, a revised consolidation analysis is not required subsequent to the initial assessment unless a reconsideration event occurs. If a VIE meets the conditions to be considered a qualifying special purpose entity ("QSPE"), it is typically not required to be consolidated. A QSPE is a passive entity whose activities must be significantly limited. A servicer of the assets held by a QSPE may have discretion in restructuring or working out assets held by the QSPE, as long as that discretion is significantly limited and the parameters of that discretion are fully described in the legal documents that established the QSPE. Determining whether the activities of a QSPE and its servicer meet these conditions requires management judgment.

SECURITIZATION ACTIVITIES—In the normal course of business, the Company securitizes pools of residential mortgage-backed securities and municipal bonds. The Company may retain interests in the securitized financial assets by holding issuances of the securitization. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS No. 140"), where the Company relinquishes control, it recognizes transfers of financial assets as sales to the extent of cash and any proceeds received. Control is considered to be relinquished when all of the following conditions have been met:

- The transferred assets have been legally isolated from the transferor even in bankruptcy or other receivership;
- The transferee has the right to pledge or exchange the assets it received, or if the entity is a QSPE, the beneficial interest holders have the right to pledge or exchange their beneficial interests; and
- The transferor does not maintain effective control over the transferred assets (e.g., the ability to unilaterally cause the holder to return specific transferred assets).

USE OF ESTIMATES—In presenting the Consolidated Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of litigation;

• Assumptions and cash flow projections used in determining whether VIEs should be consolidated and the determination of the qualifying status of QSPEs;

• The realization of deferred taxes and the recognition and measurement of uncertain tax positions;

• The carrying amount of goodwill and other intangible assets;

• The amortization period of intangible assets with definite lives;

• Incentive-based compensation accruals and certain allocated liabilities, such as valuation of share-based payment compensation arrangements, by the Parent; and

• Other matters that affect the reported amounts and disclosure of contingencies in the financial statement.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Consolidated Balance Sheet, and it is possible that such changes could occur in the near term. A discussion of certain areas in which estimates are a significant component of the amounts reported in the Consolidated Balance Sheet follows:

FAIR VALUE MEASUREMENT—The Company accounts for a significant portion of its financial instruments at fair value or considers fair value in its measurement. The Company early adopted the provisions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157") in 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price).

The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 159, *Fair Value Option for Financial Assets and Liabilities* ("SFAS No. 159"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely broker-dealer and investment company accounting guidance. The Company adopted SFAS No. 159 for certain repurchase and resale financial instruments. See Note 6 to the Consolidated Balance Sheet for further information.

Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent the present value of amounts estimated to be received from or paid to a market participant in settlement of these instruments (i.e., the amount the Company would expect to receive in a derivative asset assignment or would expect to pay to have a derivative liability assumed). These derivatives are valued using pricing models based on the net present value of estimated future cash flows and directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services, while taking into account the counterparty's creditworthiness as appropriate. Determining the fair value for OTC derivative contracts can require a significant level of estimation and management judgment.

New and/or complex instruments may have immature or limited markets. As a result, the pricing models used for valuation often incorporate significant estimates and assumptions that

market participants would use in pricing the instrument. For instance, on long-dated contracts extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. This enables the Company to consistently mark to fair value all positions when only a subset of prices are directly observable. Values for OTC derivatives are verified using observed information about the costs of hedging the risk and other trades in the market. As the markets for these products develop, the Company continually refines its pricing models to correlate more closely to the market price of these instruments.

Certain financial instruments recorded at fair value are initially measured using mid-market prices which results in gross long and short positions marked-to-market at the same pricing level prior to the application of position netting. The resulting net positions are then adjusted to fair value representing the exit price as defined in SFAS No. 157. The significant adjustments include liquidity and counterparty credit risk.

Liquidity
The Company makes adjustments to bring a position from a mid-market to a bid or offer price, depending upon the net open position. The Company values net long positions at bid prices and net short positions at offer prices. These adjustments are based upon either observable or implied bid-offer prices.

Counterparty Credit Risk
In determining fair value, the Company considers the credit risk of its counterparties. The Company attempts to mitigate credit risk to third parties by entering into netting and collateral arrangements. Net counterparty exposure (counterparty positions netted by offsetting transactions and both cash and securities collateral) is then valued for counterparty creditworthiness and this resultant value is incorporated into the fair value of the respective instruments. The Company generally calculates the credit risk adjustment for derivatives on observable market credit spreads.

LEGAL RESERVES—In the ordinary course of business as a global diversified financial services institution, the Company is routinely a defendant in many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. The Company is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be. In accordance with SFAS No. 5, *Accounting for Contingencies* ("SFAS No. 5"), the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In many matters, including most class action lawsuits, the Company is not able to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel.

GOODWILL AND INTANGIBLE ASSETS—The Company makes certain complex judgments with respect to its goodwill and intangible assets. These include assumptions and estimates used to determine the fair value of its reporting unit. The Company also makes assumptions and estimates in valuing its intangible assets and determining the useful lives of its intangible assets with definite lives.

EMPLOYEE STOCK OPTIONS—The fair value of stock options with vesting based solely on service requirements is estimated by the Parent as of the grant date based on a Black-Scholes option pricing model. The fair value of stock options with vesting that is partially dependent on pre-determined increases in the price of the Parent's common stock is estimated as of the grant date using a lattice option pricing model. These models take into account the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends and the risk-free interest rate for the expected term of the option. Judgment is required in determining certain of the inputs to the model. The expected life of the option is based on an analysis of historical employee exercise behavior. The expected volatility is based on the Parent's implied stock price volatility for the same number of months as the expected life of the option. The fair value of the option estimated at grant date is not adjusted for subsequent changes in assumptions.

INCOME TAXES—The Company provides for income taxes on all transactions that have been recognized in the Consolidated Balance Sheet in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Assessment of the need for a valuation allowance is made on a consolidated basis in accordance with the Intercompany Income Tax Allocation Agreement. See Note 14 to the Consolidated Balance Sheet for further discussion of income taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). The Company estimates the likelihood, based on its technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on the Company's effective tax rate in the period in which it occurs.

The results of operations of the Company and its wholly-owned subsidiaries are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. In addition, the Company files tax returns in certain states on a stand-alone basis.

BALANCE SHEET CAPTIONS—The following are descriptions related to specific balance sheet captions.

Cash and Cash Equivalents—The Company defines cash equivalents as short-term, highly liquid securities, and interest-earning deposits with maturities, when purchased, of 90 days or less, that are not used for trading purposes. The amounts recognized for cash and cash equivalents in the Consolidated Balance Sheet approximate fair value.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations—The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC") in the United States, to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash

and securities segregated for regulatory purposes or deposited with clearing organizations in the Consolidated Balance Sheet either is at or approximates fair value amounts.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers and earn residual interest rate spreads (also referred to as "matched-book" transactions), obtain securities for settlement and finance inventory positions. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables and Payables—Customers* section for additional information.

Resale and repurchase agreements are accounted for as collateralized financing transactions and may be recorded at their contractual amounts plus accrued interest or at fair value under the fair value option election in SFAS No. 159. Resale and repurchase agreements recorded at fair value are generally valued based on pricing models that use inputs with observable levels of price transparency.

Resale and repurchase agreements recorded at their contractual amounts plus accrued interest approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments or to credit risk because the resale and repurchase agreements are fully collateralized. See Note 6 for additional information.

The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Substantially all repurchase and resale activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Consolidated Balance Sheet.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the SEC.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value and the Company may require counterparties to deposit additional collateral or may return collateral pledged, when appropriate. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Consolidated Balance Sheet. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet.

In transactions where the Company acts as the lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Consolidated Balance Sheet carried at fair value, representing the securities received (*Securities received as collateral*), and a liability for the same amount, representing the obligation to return those securities (*Obligations to return securities received as collateral*). The amounts on the Consolidated Balance Sheet result from non-cash transactions.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities brokerage and trading; derivatives dealing and brokerage; commodities trading and futures brokerage; and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (e.g., securities) and derivative instruments used for trading purposes or for managing risk exposures in other trading inventory. See the Derivatives section of this note for additional information on the accounting for derivatives.

Trading assets and liabilities are generally recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Derivatives—A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, or credit spreads. Derivatives include futures, forwards, swaps or option contracts, or other financial instruments with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams or currencies based on a notional or contractual amount (e.g., interest rate swaps or currency forwards) or to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities or currencies). Derivative activity is subject to the Parent's overall risk management policies and procedures.

SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts ("embedded derivatives") and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities on the Consolidated Balance Sheet and measure those instruments at fair value. The fair value of all derivatives is recorded on a net-by-counterparty basis on the Consolidated Balance Sheet where management believes a legal right of setoff exists under an enforceable netting agreement.

The accounting for changes in fair value of a derivative instrument depends on its intended use and if it is designated and qualifies as an accounting hedging instrument under SFAS No. 133.

The Company enters into derivatives to facilitate client transactions, for proprietary trading and financing purposes, and to manage risk exposures arising from trading assets and liabilities. Derivatives entered into for these purposes are recognized at fair value on the Consolidated Balance Sheet as trading assets and liabilities in *Derivative contracts*. Such transactions entered into with affiliates are included in *Receivables from affiliated companies* and *Payables to affiliated companies* in the Consolidated Balance Sheet.

The Company also enters into derivatives in order to manage risk exposures arising from assets and liabilities not carried at fair value. The Company enters into derivatives as fair value hedges of long-term fixed rate resale and repurchase agreements to manage the interest rate risk

of these assets and liabilities. The Company formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives are highly effective in offsetting changes in fair value of hedged items. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting. For fair value hedges, the Company assesses effectiveness on a prospective basis by comparing the expected change in the price of the hedge instrument to the expected change in the value of the hedged item under various interest rate shock scenarios. In addition, the Company assesses effectiveness on a retrospective basis using the dollar-offset ratio approach. When assessing hedge effectiveness, there are no attributes of the derivatives used to hedge the fair value exposure that are excluded from the assessment. As of December 26, 2008, the Company had no fair value hedges. As a result of the adoption of SFAS No. 159, the Company elected to account for long-term fixed rate resale and repurchase agreements on a fair value basis rather than apply hedge accounting.

The Company also enters into hedges for its net investments in foreign operations in order to mitigate the impact of changes in exchange rates. These derivatives are reported at fair value in *Other assets* or *Interest and other payables* on the Consolidated Balance Sheet. Changes in the fair value of derivatives that are designated and qualify as hedges of a net investment in a foreign operation are recorded in the foreign currency translation adjustment within *Accumulated other comprehensive income* on the Consolidated Balance Sheet.

Netting of Derivative Contracts—Where the Company has entered into a legally enforceable netting agreement with counterparties, it reports derivative assets and liabilities, and any related cash collateral, net in the Consolidated Balance Sheet in accordance with FIN No. 39, *Offsetting Amounts Related to Certain Contracts* ("FIN 39"). Derivative assets are presented net of cash collateral of approximately $787 at December 26, 2008. There was no cash collateral applied against derivative liabilities at December 26, 2008.

Receivables and Payables from/to Affiliates—The Company enters into securities financing repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement and engages in trading activities with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies. See Note 4 to the Consolidated Balance Sheet for further discussion.

Other Receivables and Payables:

Customers—Customer securities are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Balance Sheet.

Brokers and Dealers—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades. Broker and dealer receivables and payables also include amounts related to futures contracts transacted on behalf of customers and clearing

organizations. Due to their short-term nature, the amounts recognized for brokers and dealers receivables and payables approximate fair value.

Interest and Other— Interest and other receivables include interest receivable on corporate and governmental obligations, customer or other receivables, and stock-borrowed transactions. Also included are receivables from the Parent related to deferred income taxes, underwriting and advisory fees, commissions and fees, and other receivables. Interest and other payables include interest payable for stock-loaned transactions. Also included are amounts payable for minority interest, non-trading derivatives, dividends, other reserves, and other payables.

Compensation and Benefits—Compensation and benefits payables consists of salaries payable, financial advisor compensation, incentive and deferred compensation, payroll taxes, pension and other employee benefits.

Other Investments—The Company's other investments include private equity investments accounted for at fair value under the equity method of accounting.

Private equity investments that are held for capital appreciation and/or current income are accounted for under the AICPA Accounting and Auditing Guide, *Investment Companies* ("the Investment Company Guide") and carried at fair value. The carrying value of private equity investments reflects expected exit values based upon market prices or other valuation methodologies including expected cash flows and market comparables of similar companies.

For investments accounted for using the equity method, income is recognized based on the Company's share of the earnings or losses of the investee. Dividend distributions are generally recorded as reductions in the investment balance. Impairment testing is based on the guidance provided in Accounting Principles Board ("APB") Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*, and the investment is reduced when an impairment is determined to be other-than-temporary.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software, leasehold improvements, and owned facilities. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization, except for land, which is reported at historical cost. The cost of certain facilities shared with affiliates is allocated to the Company by the Parent based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease.

Qualifying costs incurred in the development of internal-use software are capitalized when costs exceed $5 and amortized over the useful life of the developed software, not to exceed three years.

Goodwill and Intangible Assets—Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142").

Intangible assets consist primarily of value assigned to customer relationships. Intangible assets with definite lives are tested for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"), whenever certain

conditions exist which would indicate the carrying amount of such assets may not be recoverable. Intangible assets with definite lives are amortized over their respective estimated useful lives.

At December 26, 2008, MLPF&S conducted an annual goodwill impairment test. Based on this analysis no impairment was recognized for goodwill. In addition, no impairment was recognized for intangible assets.

Other Assets—Other assets consist primarily of prepaid pension expense, which is allocated to the Company by the Parent, related to the excess of the fair value of pension assets over the related pension obligation, other prepaid expenses, deferred deal related expenses and other deferred charges.

Subordinated Borrowings—The Company's funding needs are generally met by and dependent upon loans principally obtained from the Parent (see Note 9) and repurchase agreements.

NEW ACCOUNTING PRONOUNCEMENTS— In December 2008, the FASB issued Staff Position FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities* ("FSP FAS 140-4 and FIN 46(R)-8"), which requires expanded disclosures for transfers of financial assets and involvement with VIEs. Under this guidance, the disclosure objectives related to transfers of financial assets now include providing information on (i) the Company's continued involvement with financial assets transferred in a securitization or asset-backed financing arrangement, (ii) the nature of restrictions on assets held by the Company that relate to transferred financial assets, and (iii) the impact on financial results of continued involvement with assets sold and assets transferred in secured borrowing arrangements. VIE disclosure objectives now include providing information on (i) significant judgments and assumptions used by the Company to determine the consolidation or disclosure of a VIE, (ii) the nature of restrictions related to the assets of a consolidated VIE, (iii) the nature of risks related to the Company's involvement with the VIE and (iv) the impact on financial results related to the Company's involvement with the VIE. Certain disclosures are also required where the Company is a non-transferor sponsor or servicer of a QSPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period ending after December 15, 2008, and the required disclosures have been reflected in Note 8. Since the FSP only requires certain additional disclosures, it did not affect the Company's consolidated financial position.

In October 2008, the FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS No. 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for periods for which financial statements have not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of SFAS No. 157 and did not have an impact on the Company's Consolidated Balance Sheet.

In September 2008, the FASB issued FSP FAS 133-1 and FIN 45-4, *Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* ("FSP FAS 133-1 and FIN 45-4"), which amends SFAS No. 133 to require expanded disclosures regarding the potential effect of credit derivative instruments on an entity's financial position, financial performance and cash flows. FSP FAS 133-1 and FIN 45-4 applies to credit derivative instruments where the Company is the seller of protection. This includes freestanding credit

derivative instruments as well as credit derivatives that are embedded in hybrid instruments. FSP FAS 133-1 and FIN 45-4 additionally amends FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") to require an additional disclosure about the current status of the payment/performance risk of guarantees. FSP FAS 133-1 and FIN 45-4 are effective prospectively for financial statements issued for fiscal years and interim periods ending after November 15, 2008. See Note 11 for further information regarding these disclosures. Since the FSP only requires certain additional disclosures, it did not affect the Company's consolidated financial position.

In March 2008, the FASB issued SFAS No. 161, *Disclosure about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133. It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133. SFAS No. 161 amends the current qualitative and quantitative disclosure requirements for derivative instruments and hedging activities set forth in SFAS No. 133 and generally increases the level of disaggregation that will be required in an entity's financial statements. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Since SFAS No. 161 only requires certain additional disclosures, it will not affect the Company's consolidated financial position.

In February 2008, the FASB issued FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions* ("FSP FAS 140-3"). Under the guidance in FSP FAS 140-3, there is a presumption that the initial transfer of a financial asset and subsequent repurchase financing involving the same asset are considered part of the same arrangement (i.e. a linked transaction) under SFAS No. 140. However, if certain criteria are met, the initial transfer and repurchase financing will be evaluated as two separate transactions under SFAS No. 140. FSP FAS 140-3 is effective for new transactions entered into in fiscal years beginning after November 15, 2008. Early adoption is prohibited. The adoption of FSP FAS 140-3 is not expected to have a material impact on the Consolidated Balance Sheet.

In April 2007, the FASB issued FSP No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39 and permits companies to offset cash collateral receivables or payables with net derivative positions. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company adopted FSP FIN 39-1 in the first quarter of 2008. FSP FIN 39-1 did not have a material effect on the Consolidated Balance Sheet as it clarified the acceptability of existing market practice, which the Company applied, for netting of cash collateral against net derivative assets and liabilities.

2. BANK OF AMERICA ACQUISITION

On January 1, 2009, the Parent was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. The Parent will continue as the surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of the Parent, including the Company, have become indirect subsidiaries of Bank of America.

3. RESTRUCTURING

During 2008, the Company made cash payments, primarily severance related, of $192 resulting in a remaining liability of approximately $1 as of December 26, 2008. This liability is recorded in *Interest and other payables* on the Consolidated Balance Sheet.

4. RELATED PARTY TRANSACTIONS

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing, financing and underwriting services with affiliated companies.

The Company clears certain securities and financially settled OTC commodities transactions through or for other affiliated companies on both a fully-disclosed and non-disclosed basis. Pursuant to agreements, the Company receives or pays a fee for such services.

The Company also has been engaged by an affiliate to provide services to asset management customers. Pursuant to an agreement, the Company receives a fee for such services.

Newly hired financial advisors are offered cash upfront in the form of an interest-bearing loan. Financial advisors who receive this loan also receive a monthly service incentive payment that equates to the principal and interest due on the loan for as long as they remain with the Company during the loan term. The outstanding loan balance will become due if employment is terminated before the vesting period. As of December 26, 2008, the Company had loans outstanding from financial advisors of $704, which is included in *Interest and other receivables* on the Consolidated Balance Sheet.

Receivables from affiliated companies are comprised of:

Receivables under resale agreements	$ 36,883
Brokers and dealers	3,025
Cash and securities segregated for regulatory purposes	1,885
Receivables under securities borrowed transactions	1,796
Trading assets	1,390
Loans	1,227
Customers	96
Other	783
	$ 47,085

Payables to affiliated companies are comprised of:

Payables under repurchase agreements	$ 19,536
Due to Parent, net	12,266
Customers	8,339
Payables under securities loaned transactions	4,261
Trading liabilities	1,149
Brokers and dealers	1,019
Loans	206
Other	642
	$ 47,418

The Company obtains financing from the Parent in the normal course of business. Amounts due to the Parent primarily include the following: $8,741 of uncollateralized obligations at variable interest rates based on the 30-day commercial paper rate; and $1,800 of collateralized, short-term borrowings outstanding under one revolving loan agreement with an available commitment of $1,000 and one revolving overnight demand note with no specified total commitment amount. Borrowings outstanding under these agreements, which mature 12 months following demand, are collateralized by fixed assets and securities. Amounts due to the Parent are offset by certain other receivables from the Parent.

The Parent allocates share-based compensation expense to the Company for its employees. As of December 26, 2008, the Company had a payable of $124 to the Parent related to these expenses, which is included in *Compensation and benefits payable* on the Consolidated Balance Sheet.

5. TRADING ACTIVITIES

The Company's trading activities include providing securities brokerage, dealing, financing and underwriting services to both affiliated companies and third party clients. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary positions, along with the related hedging and financing.

Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by the Parent.

Market Risk—Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate agreements used by the Company include caps, collars, floors, basis swaps, leveraged swaps and options. Interest rate caps and floors provide the purchaser with protection against rising and falling interest rates, respectively. Interest rate collars combine a cap and a floor, providing the purchaser with a predetermined interest rate range. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates. Leveraged swaps are another type of interest rate swap where changes in the variable rate are multiplied by a contractual leverage factor, such as four times three-month London Interbank Offered Rate ("LIBOR"). The Company's exposure to interest rate risk resulting from these leverage factors is typically hedged with other financial instruments.

Currency Risk—Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. Currency forwards and options are commonly used to manage currency risk. Currency swaps may also be used in situations where a long-dated forward market is not available or where the client needs a customized instrument to hedge a foreign currency cash flow stream. Typically, parties to a currency swap initially exchange principal amounts in two currencies, agreeing to exchange interest payments and to re-exchange the currencies at a future date and exchange rate.

Equity Price Risk—Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value

from a particular stock, a defined basket of stocks, or a stock index. Instruments typically used by the Company to manage equity price risk include equity options, warrants, total return swaps and baskets of equity securities. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Credit Spread Risk—Credit spread risk arises from the possibility that changes in credit spreads will affect the value of financial instruments. Credit spreads represent the credit risk premiums required by market participants for a given credit quality (i.e., the additional yield that a debt instrument issued by a AA-rated entity must produce over a risk-free alternative (e.g., U.S. Treasury instrument)). Certain instruments are used by the Company to manage this type of risk. Swaps and options, for example, can be designed to mitigate losses due to changes in credit spreads, as well as the credit downgrade or default of the issuer. Credit risk resulting from default on counterparty obligations is discussed in the *Counterparty Credit Risk* section.

Commodity Price Risk—The Company enters into exchange-traded contracts and financially settled OTC derivatives. Commodity contracts expose the Company to the risk that the price of the underlying commodity may rise or fall.

Counterparty Credit Risk—The Company is exposed to the risk of loss if an individual, counterparty or an issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. Credit risk arising from changes in credit spreads was previously discussed in the Market Risk section.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining qualifying collateral, purchasing credit protection and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various customer securities and commodities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that customers or counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other customers or counterparties. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed to receive) are recorded at the amount for which the securities were purchased and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

Concentrations of Credit Risk—The Company's exposure to credit risk, both default and credit spread, associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 26, 2008, the Company's significant concentration of net credit risk was with the U.S. Government and its agencies. Direct and indirect exposure, which primarily results from trading asset positions in instruments issued or guaranteed by the U.S. Government and its agencies and the related accrued interest receivable, amounted to $569 at December 26, 2008. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral for resale agreements at December 26, 2008 totaled $22,351, of which $21,521was from affiliated companies.

The Company's significant industry credit concentration is with financial institutions, including both affiliates and third parties. Financial institutions include other brokers and dealers, commercial banks, financing companies, insurance companies, and investment companies. This concentration arises in the normal course of the Company's brokerage, trading, financing, and underwriting activities.

In the normal course of business, the Company purchases, sells, underwrites, and makes markets in non-investment grade instruments. These activities expose the Company to a higher degree of credit risk than is associated with trading, investing in, and underwriting investment grade instruments and extending credit to investment grade counterparties.

Concentration of Risk to the Mortgage Markets

At December 26, 2008, the Company had sizeable exposure to the mortgage market through securities. This included:

- Net exposures of $1,100 in U.S. agency residential mortgage-backed securities, $408 in U.S. non-agency residential mortgage-backed securities and $375 in U.S. asset-backed securities;

- Net exposure of $918 in commercial mortgage-backed securities; and

- Net exposure of $61 in U.S. super senior asset-backed collateralized debt obligation ("U.S. ABS CDO") exposures.

Valuation of these exposures will continue to be impacted by external market factors including default rates, rating agency actions, and the prices at which observable market transactions occur. The Company's ability to mitigate its risk by selling or hedging its exposures is also limited by the market environment. The Company's future results may continue to be materially impacted by the valuation adjustments applied to these positions.

Trading Derivatives—The Company's trading derivatives (*Derivative contracts*) consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes. The table below presents fair values of the Company's trading derivatives as of December 26, 2008:

	Fair Value	
	Assets	**Liabilities**
Swap agreements	$ 1,875	$ 2,038
Options	1,135	1,979
Warrants	7	-

The above amounts include trading derivative assets of $641 and trading derivative liabilities of $1,073 with affiliated companies, and are included in *Receivables from affiliated companies* and *Payables to affiliated companies* on the Consolidated Balance Sheet, respectively.

The Company generally enters into International Swaps and Derivative Association, Inc. master agreements or their equivalent ("master netting agreements") with each of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable trading assets and liabilities with the same counterparty to be offset on the Consolidated Balance Sheet, providing for a more meaningful balance sheet presentation of credit exposure. Agreements are negotiated bilaterally and can require complex terms. While reasonable efforts are made to execute such agreements, it is possible that a counterparty may be unwilling to sign such an agreement and, as a result, would subject the Company to additional credit risk. The enforceability of master netting agreements under bankruptcy laws in certain countries or in certain industries is not free from doubt and receivables and payables with counterparties in these countries or industries are accordingly recorded on a gross basis.

To reduce the risk of loss, the Company requires collateral, principally U.S. Government and agency securities, on certain derivative transactions. The Company nets cash collateral paid or received under credit support annexes associated with legally enforceable master netting agreements against derivative inventory. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value Hierarchy

In accordance with SFAS No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the Consolidated Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);
b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds, which trade infrequently);
c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives, including interest rate and currency swaps); and
d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability (examples include certain residential and commercial mortgage-related assets, including loans, securities and derivatives).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage related assets), and long-dated equity derivatives.

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Further, the following tables do not take into consideration the effect of offsetting Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications impacting Level 3 of the fair value hierarchy are reported as transfers in/out of the Level 3 category as of the beginning of the quarter in which the reclassifications occur.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 26, 2008:

	Fair Value Measurements on a Recurring Basis As of December 26, 2008				
	Level 1	**Level 2**	**Level 3**	**Netting Adj. (1)**	**Total**
Assets:					
Securities segregated for regulatory purposes or deposited with clearing organizations	$ 1,354	$ 136	$ -	$ -	$ 1,490
Receivables under resale agreements	-	2,336	-	-	2,336
Trading assets, excluding derivative contracts	9,034	8,477	5,375	-	22,886
Derivative contracts	4,034	1,951	25	(3,634)	2,376
Securities received as collateral	1,818	-	-	-	1,818
Other investments	94	916	321	-	1,331
Other assets	1	-	-	-	1
Receivables from affiliated companies(2)	195	6,657	79	(1,164)	5,767
Liabilities:					
Payables under repurchase agreements	$ -	$ 1,431	$ -	$ -	$ 1,431
Trading liabilities, excluding derivative contracts	4,168	1,130	3	-	5,301
Derivative contracts	5,108	1,378	92	(3,634)	2,944
Obligation to return securities received as collateral	1,818	-	-	-	1,818
Payables to affiliated companies(2)	9	1,686	-	(377)	1,318

(1) Represents counterparty and cash collateral netting.

(2) Receivables from affiliated companies and Payables to affiliated companies consist of trading assets, trading liabilities, receivables under resale agreements, payables under repurchase agreements and derivative contracts.

Level 3 Assets and Liabilities

Level 3 trading assets primarily include auction rate securities ("ARS") of $3,923, municipal bonds of $560, Non-U.S. government bonds of $480, collateralized loan obligations ("CLO") of $172, corporate bonds and loans of $128 and U.S. ABS CDOs of $61.

Level 3 derivative contracts (assets) relate to equity derivatives of $25.

Level 3 other investments of $321 relate to private equity investments.

Level 3 receivables from affiliated companies include $79 of credit default swaps.

Level 3 derivative contracts (liabilities) primarily relate to total return swaps of $87.

Fair Value Option—SFAS No. 159 provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument.

The following describes the rationale for electing to account for certain financial assets and liabilities at fair value, as well as the impact of instrument-specific credit risk on the fair value.

Resale and Repurchase Agreements

The Company elected the fair value option on a prospective basis for certain resale and repurchase agreements. The fair value option election was made based on the tenor of the resale and repurchase agreements, which reflects the magnitude of the interest rate risk. The majority of resale and repurchase agreements collateralized by U.S. government securities were excluded from the fair value option election as these contracts are generally short-dated and therefore the interest rate risk is not considered significant. Amounts loaned under resale agreements require collateral with a market value equal to or in excess of the principal amount loaned resulting in minimal credit risk for such transactions.

For the year ended December 26, 2008, the difference between fair value and the aggregate contractual principal amount of receivables under resale agreements and payables under repurchase agreements, for which the fair value option has been elected, was not material to the Consolidated Balance Sheet.

Long-term borrowings

The Company elected the fair value option for certain non-recourse long-term borrowings issued by consolidated SPEs. The fair value of these long-term borrowings is unaffected by changes in the Parent's creditworthiness. As of December 26, 2008 the Company had no long-term borrowings outstanding.

7. SECURITIES FINANCING TRANSACTIONS

The Company enters into repurchase and resale agreements and secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement, to meet customers' needs and to earn residual interest rate spreads.

Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies, asset-backed securities, corporate debt, equity, and non-U.S. Governments and agency securities. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received as collateral and use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover short positions. At December 26, 2008, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $109,693, of which $39,760 was received from affiliated companies. Included in the securities received from affiliated companies, $18,482 is segregated in a special reserve account as required by Rule 15c3-3 under the Securities

Exchange Act of 1934. The fair value of securities received as collateral that had been sold or repledged was $67,445, of which $16,264 have been sold or repledged to affiliated companies.

The Company pledges certain firm-owned assets which are included in *Trading assets* to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Consolidated Balance Sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge at December 26, 2008 are as follows:

Corporate debt and preferred stock	$ 5,449
Equities and convertible debentures	4,596
Mortgages, mortgage-backed and asset-backed	420
Municipals	405
	$ 10,870

At December 26, 2008, pledged securities to affiliated companies that can be sold or repledged by the affiliated companies was $1,433. Securities loaned or pledged where the affiliated companies do not have the right to sell or repledge was $3,883.

8. SECURITIZATION TRANSACTIONS AND TRANSACTIONS WITH SPECIAL PURPOSE ENTITIES

FSP FAS 140-4 and FIN 46(R)-8, which was adopted by the Company on December 26, 2008, provides the disclosure requirements for transactions with VIEs or SPEs and transfers of financial assets in securitization or asset-backed financing arrangements. Under this guidance, the Company is required to disclose information for consolidated VIEs, for VIEs in which the Company is the sponsor as defined below or holds a significant variable interest and for VIEs that are established for securitizations and asset-backed financing arrangements. FSP FAS 140-4 and FIN 46(R)-8 have expanded the population of VIEs for which disclosure is required.

The Company has defined "sponsor" to include all transactions where the Company has transferred assets to the VIE, the transfer met the sale conditions in SFAS No. 140 and the Company has continued involvement which includes retaining an interest in the securities issued by the VIE.

The Company does not generally provide financial support to any VIE beyond that which is contractually required. Quantitative information on contractually required support is reflected in the tables provided below.

The Company was not the primary beneficiary of a VIE and did not have a significant variable interest in a VIE at year-end 2008.

The Company has entered into transactions with primarily QSPEs which are described as follows:

Residential Mortgage-backed Securities

The Company has involvement with SPEs that hold mortgage related assets where the assets are primarily related to and secured by government sponsored agencies (e.g., Federal Home Loan Mortgage Corporation, Federal National Mortgage Association and Government National Mortgage Association). These SPEs include entities that are primarily designed to obtain exposure to mortgage related assets for both clients and the Company. All of these SPEs, are securitization SPEs that meet the QSPE criteria in SFAS No. 140. Transactions where the Company is the transferor of mortgage-backed securities to a QSPE, accounts for the transaction as a sale, and has a continued involvement, are reflected in the Securitizations table of this Note.

Municipal Bonds

Municipal Bond securitizations are transactions where the Company transfers municipal bonds to SPEs and those SPEs issue puttable floating rate instruments and a residual interest in the form of an inverse floater. These SPEs are considered to be QSPEs and are therefore not consolidated by the Company. The Company reports these QSPEs in the Securitizations table of this Note.

In the normal course of dealer market-making activities, an affiliate of the Company may act as liquidity provider for municipal bond securitization QSPEs. Specifically, the holders of beneficial interests issued by municipal bond securitization QSPEs have the right to tender their interests for purchase by an affiliate of the Company on specified dates at a specified price. Beneficial interests that are tendered are then sold by an affiliate of the Company to investors through a best efforts remarketing where the Company is the remarketing agent. If the beneficial interests are not successfully remarketed, the holders of beneficial interests are paid from funds drawn under a standby liquidity facility issued by an affiliate of the Company.

Securitizations

The following table relates to securitization activity where the Company transferred financial assets to QSPEs, accounted for the transfer as a sale and has continued involvement which includes retaining an interest in the securities issued by the QSPEs.

	For the year ended December 26, 2008				
Type of Activity	Size/Principal Outstanding (1)	Assets on Balance Sheet (2)	Liabilities on Balance Sheet(2)	Max Exposure to Loss (3)	2008 Cash Flows
QSPEs:					
Residential Mortgage-Backed Securities (4)	$28,592	$318	$ -	$318	$319
Municipal Bonds(5)	743	117	32	600	747

(1) Size/Principal Outstanding reflects the estimated principal of the underlying assets of the QSPEs.

(2) Assets and Liabilities on the Company's Balance Sheet reflect the effect of FIN 39 balance sheet netting, if applicable.

(3) The maximum exposure to loss includes the following: the assets held by the Company- including the value of derivatives that are in an asset position and retained interests in the QSPEs; and the notional amount of liquidity and other support. The maximum exposure to loss for liquidity and other support assumes a total loss on the referenced assets held by the QSPE.

(4) For Residential mortgage-backed securities QSPEs, assets on balance sheet are primarily securities issued by the entity and are recorded in trading assets-mortgages, mortgage-backed and asset-backed.

(5) For Municipal bond QSPEs, assets are recorded in trading assets – municipals and liabilities are recorded in trading liabilities – derivative contracts. At December 26, 2008, the carrying value of the liquidity and other support related to these transactions was $32.

In certain instances, the Company retains interests in the senior tranche, subordinated tranche, and/or residual tranche of securities issued by certain QSPEs or VIEs that are created to securitize assets.

Generally, retained interests and contracts that are used to provide support to the QSPE, VIE or the investors are recorded in the Consolidated Balance Sheet at fair value. To obtain fair values, observable market prices are used if available. Where observable market prices are unavailable, the Company generally estimates fair value based on the present value of expected future cash flows using management's best estimates of credit losses, prepayment rates, forward yield curves, and discount rates, commensurate with the risks involved. Retained interests are held as trading assets.

Retained interests in securitized assets were approximately $435 at December 26, 2008, which primarily relate to residential mortgage-related, and municipal bond securitization transactions. The majority of these retained interests include residential mortgage-backed securities that the Company had expected to sell to investors in the normal course of its underwriting activity. However, the timing of any sale is subject to current and future market conditions.

The following table presents information on retained interests, excluding the offsetting benefit of financial instruments used to hedge risks, held by the Company as of December 26, 2008 arising from the Company's residential mortgage-backed securities and municipal bonds. The pre-tax sensitivities of the current fair value of the retained interests to immediate 10% and 20% adverse changes in assumptions and parameters are also shown.

	Residential Mortgage-Backed Securities	Municipal Bonds
Retained interest (fair value)	$ 318	$ 117
Weighted average life (in years)	3	-
Weighted average credit losses (rate per annum) [(1)]	0.0%	0.0%
Impact on fair value of 10% adverse change	-	-
Impact on fair value of 20% adverse change	-	-
Weighted average discount rate	8.2%	4.7%
Impact on fair value of 10% adverse change	(5)	(2)
Impact on fair value of 20% adverse change	(9)	(4)
Weighted average prepayment speed (CPR)[(2)]	46.5%	0.0%
Impact on fair value of 10% adverse change	(1)	-
Impact on fair value of 20% adverse change	(2)	-

CPR = Constant Prepayment Rate

(1) Credit losses are computed only on positions for which expected credit loss is either a key assumption in the determination of fair value or is not reflected in the discount rate.

(2) Relates to select securitization transactions where assets are prepayable.

The preceding sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes in fair value based on a 10% or 20% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the sensitivity analysis does not include the offsetting benefit of financial instruments that the Company utilizes to hedge risks, including credit, interest rate, and prepayment risk, that are inherent in the retained interests. These hedging strategies are structured to take into consideration the hypothetical stress scenarios above, such that they would be effective in principally offsetting the Company's exposure to loss in the event that these scenarios occur.

9. SUBORDINATED BORROWINGS

At December 26, 2008, subordinated borrowings and total credit facilities outstanding with the Parent consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
MLPF&S:			
Revolving Subordinated Loan	April 30, 2010	$ 8,800	$ 12,000
Cash Subordinated Loan	December 31, 2009	500	500
Cash Subordinated Loan	March 31, 2010	500	500
Cash Subordinated Loan	September 30, 2010	1,400	1,400
Cash Subordinated Loan	December 31, 2010	1,000	1,000
Cash Subordinated Loan	Feburary 25, 2011	1,000	1,000
MLPCC:			
Revolving Subordinated Loan	April 30, 2010	-	3,850
Cash Subordinated Loan	April 30, 2010	500	500
		$ 13,700	$ 20,750

These borrowings, which have been approved for regulatory capital purposes for each respective company, are U.S. dollar-denominated obligations that accrue interest at variable interest rates based on one-month LIBOR plus a spread. The carrying value of these borrowings approximate fair value.

On January 29, 2009, MLPCC paid off its outstanding cash subordinated loan.

10. STOCKHOLDERS' EQUITY

MLPF&S is authorized to issue 1,200 shares of $1,000 par value common stock. At December 26, 2008, there were 1,000 shares issued and outstanding. In September 2008 the Company transferred a foreign branch to the Parent in the form of a dividend for $48.

MLPF&S is authorized to issue 1,000 shares of $25 par value preferred stock. At December 26, 2008, there were no preferred shares issued.

MLPCC is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000 per share. At December 26, 2008, there were 2,655 preferred shares issued and outstanding.

The Company received cash capital contributions of $3,100 from the Parent during the year. In addition the Company recognized $57 of non-cash capital contributions related to a prior period acquisition.

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Litigation—In the ordinary course of business as a global financial services institution, the Company is routinely a defendant in many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. The Company is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek unspecified or very large damages or where the matters present novel legal theories or involve a large number of parties, the Company cannot state with confidence what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with SFAS No. 5, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. In many matters, including most class action lawsuits, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the matter is close to resolution, in which case no accrual is made until that time. Based on current knowledge, management does not believe that loss contingencies arising from pending litigation and regulatory matters, including the litigation and regulatory matters described below, will have a material adverse effect on the consolidated financial position or liquidity of the Company.

The actions against the Company include, but are not limited to, the following:

<u>IPO Allocation Litigation</u>:

In re Initial Public Offering Securities Litigation: Beginning in 2001, the Company was named as one of the defendants in approximately 110 securities class action complaints alleging that dozens of underwriter defendants artificially inflated and maintained the stock prices of securities by creating an artificially high post-IPO demand for shares. On October 13, 2004, the U.S. District Court for the Southern District of New York, having previously denied defendants' motions to dismiss, issued an order allowing certain of these cases to proceed against the underwriter defendants as class actions. On December 5, 2006, the Second Circuit Court of Appeals reversed this order, holding that the district court erred in certifying these cases as class actions. On September 27, 2007, plaintiffs again moved for class certification. On December 21, 2007, defendants filed their opposition to plaintiffs' motion. The court has not issued a decision on the class certification issue. Most of the parties in the case, including the Company, have agreed in principle to a settlement of the case, subject to court approval. The Company's portion of the settlement has been fully accrued and is reflected in the Company's Consolidated Balance Sheet.

Enron Litigation

Newby v. Enron Corp. et al.: On April 8, 2002, the Company was added as a defendant in a consolidated class action filed in the U.S. District Court for the Southern District of Texas on behalf of the purchasers of Enron's publicly traded equity and debt securities during the period October 19, 1998 through November 27, 2001. The complaint alleges, among other things, that the Company engaged in improper transactions in the fourth quarter of 1999 that helped Enron misrepresent its earnings and revenues in the fourth quarter of 1999. The district court denied the Company's motions to dismiss, and certified a class action by Enron shareholders and bondholders against the Company and other defendants. On March 19, 2007, the Fifth Circuit Court of Appeals reversed the district court's decision certifying the case as a class action. On January 22, 2008, the Supreme Court denied plaintiffs' petition to review the Fifth Circuit's decision. The parties are currently awaiting the Court's decision on the Company's request to dismiss the case based on the Fifth Circuit's March 19, 2007 decision rejecting class certification and the Supreme Court's January 15, 2008 decision rejecting liability in another case, *Stoneridge Investment v. Scientific Atlanta*. Other individual actions have been brought against the Company and other investment firms in connection with their Enron-related activities. There has been no adjudication of the merits of these claims.

Auction Rate Securities-Related Litigation

Burton v. Merrill Lynch & Co., Inc., et al.: On March 25, 2008, a purported class action was filed in the U.S. District Court for the Southern District of New York against Merrill Lynch & Co., Inc., the Company, and others on behalf of persons who purchased and continue to hold auction rate securities offered for sale by the Company between March 25, 2003 and February 13, 2008. The complaint alleges that the Company failed to disclose material facts about auction rate securities. A similar action, captioned *Stanton v. Merrill Lynch & Co., Inc., et al.*, was filed the next day in the same court. On October 31, 2008, the two cases were consolidated, and on December 10, 2008, a consolidated class action amended complaint was filed. The Company intends to move to dismiss or file an answer denying the principal allegations in the complaint.

The Company has entered into an agreement in principal to settle regulatory actions related to its sale of ARS. As part of the settlement, the Company agreed to offer to purchase ARS held by certain individuals, charities, and non-profit corporations and to pay a fine of $125.

Subprime Mortgage-Related Litigation

In re Merrill Lynch & Co., Inc. Securities, Derivative, and ERISA Litigation: Beginning in October 2007, Merrill Lynch & Co., Inc. and the Company (collectively, "Merrill Lynch") were named in putative class actions filed on behalf of certain persons who acquired Merrill Lynch securities (the Securities Action) or participated in Merrill Lynch retirement plans (the ERISA Action) and purported shareholder derivative actions (the Derivative Actions) that have largely been consolidated under the caption, *In re Merrill Lynch & Co., Inc. Securities, Derivative, and ERISA Litigation*, filed in the U.S. District Court for the Southern District of New York. The complaints allege, among other things, that the defendants misrepresented and omitted facts related to Merrill Lynch's exposure to subprime collateralized debt obligations and subprime lending markets in violation of the federal securities laws, and seek damages in unspecified amounts. The Securities Action plaintiffs allege harm to investors who purchased Merrill Lynch securities during the class period; the ERISA Action plaintiffs allege harm to employees who invested retirement assets in Merrill Lynch securities, in violation of the Employee Retirement Income Securities Act (ERISA); and the plaintiffs in the derivative suits allege harm to Merrill Lynch itself from alleged breaches of fiduciary duty. In January 2009, the parties entered into agreements in principle to settle the Securities Action for $475 and the ERISA Action for $75, all of which has been accrued and reflected in Merrill Lynch's Consolidated Balance Sheet. The settlement is subject to a number of conditions, including court approval and confirmatory discovery, and was reached without any adjudication of the merits or finding of liability. On February 17, 2009, the court granted Merrill Lynch's motion to dismiss the Derivative Actions.

Louisiana Sheriffs' Pension & Relief Fund v. Conway, et al.: On October 3, 2008, the Louisiana Sheriffs' Pension & Relief Fund and the Louisiana Municipal Police Employees' Retirement System filed a class action against Merrill Lynch & Co., Inc., the Company, and certain present and former officers and directors of Merrill Lynch & Co., Inc. in New York Supreme Court. The complaint seeks relief on behalf of all persons who purchased or otherwise acquired Merrill Lynch debt securities issued pursuant to a shelf registration statement dated March 31, 2006. The complaint alleges that Merrill Lynch's prospectuses misstated its financial condition and failed to disclose its exposures to losses from investments tied to subprime and other mortgages, as well as its liability arising from its participation in the market for auction rate securities. On October 22, 2008, the case was removed to federal court and on November 5, 2008 it was accepted as a related case to *In re Merrill Lynch & Co., Inc. Securities, Derivative, and ERISA Litigation.* On February 9, 2009, Merrill Lynch filed a motion to dismiss the action.

Connecticut Carpenters Pension Fund, et al. v. Merrill Lynch & Co., Inc., et al.: On December 5, 2008, a class action complaint was filed against Merrill Lynch & Co., Inc., the Company and affiliated entities in the Superior Court of the State of California, County of Los Angeles on behalf of persons who purchased billions of dollars of Merrill Lynch Mortgage Trust Certificates pursuant or traceable to registration statements that Merrill Lynch Mortgage Investors, Inc. filed with the SEC on August 5, 2005, December 21, 2005, and February 2, 2007. The complaint alleges that the registration statements misrepresented or omitted material facts regarding the quality of the mortgage pools underlying the Trusts, the mortgages' loan-to-value ratios, and other criteria that were used to qualify borrowers for mortgages. The Company intends to file a motion to dismiss or an answer denying the principal allegations in the complaint.

Iron Workers Local No. 25 Pension Fund v. Credit-Based Asset Servicing and Securitization LLC, et al.: On December 12, 2008, a class action complaint was filed against Merrill Lynch & Co., Inc., the Company and others in the U.S. District Court for the Southern District of New York on behalf of persons who purchased approximately $476 of asset-backed certificates pursuant or traceable to a registration statement that Credit-Based Asset Servicing and Securitization LLC ("C-BASS") filed with the SEC on April 26, 2007. The complaint alleges that Merrill Lynch entities acted either as underwriter or depositor for C-BASS and are liable for alleged misrepresentations or omissions in the C-BASS registration statement regarding the underwriting standards purportedly used in connection with the underwriting of the mortgage loans underlying the asset-backed certificates, the loan-to-value ratios used to qualify borrowers, the appraisals of properties underlying the mortgage loans, and the debt-to-income ratios for applicants associated with the underlying mortgage loans. The Company intends to file a motion to dismiss or an answer denying the principal allegations in the complaint.

Public Employees' Retirement System of Mississippi v. Merrill Lynch & Co. Inc.: On February 17, 2009, the Public Employees' Retirement System of Mississippi filed a putative class action against Merrill Lynch & Co., Inc., the Company and others in the U.S. District Court for the Southern District of New York on behalf of persons who purchased approximately $55,000 of Merrill Lynch Mortgage Trust Certificates pursuant or traceable to registration statements that Merrill Lynch Mortgage Investors, Inc. filed with the SEC on December 21, 2005 and February 2, 2007. The complaint alleges that the registration statements and accompanying prospectuses and prospectus supplements misrepresented or omitted material facts regarding the underwriting standards used to originate the mortgages in the mortgage pools underlying the Trusts, the process by which Merrill Lynch Mortgage Lending and First Franklin Financial Corp. acquired the mortgage pools, and the appraisals of the homes secured by the mortgages. Plaintiffs seek to recover alleged losses in the market value of the Certificates allegedly caused by the performance of the underlying mortgages or to rescind their purchases of the Certificates. The Company intends to file a motion to dismiss or an answer denying the principal allegations in the complaint.

In addition to the above class actions, the Company is a respondent or defendant in arbitrations and lawsuits brought by customers relating to the purchase of subprime-related securities that, in the aggregate, allege hundreds of millions of dollars of damages. The complaints in these cases generally allege causes of action for negligence, breach of duty, and fraud. The Company is defending itself in these actions.

Lehman Brothers Litigation

In re Lehman Brothers Securities and ERISA Litigation: The Company, along with other underwriters and individuals, has been named as a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York and state courts in New York and Arkansas. Plaintiffs allege that the underwriter defendants violated Sections 11 and 12 of the Securities Act of 1933 by making false or misleading disclosures in connection with various debt and convertible stock offerings of Lehman Brothers Holdings, Inc. and seek unspecified damages. On January 9, 2009, the court entered an order consolidating most of the cases under the caption *In re Lehman Brothers Securities and ERISA Litigation,* and ordered the plaintiffs to file consolidated amended complaints within 45 days of the order and for the defendants to file answers or motions to dismiss 45 days thereafter.

Bank Sweep Programs Litigation

DeBlasio v. Merrill Lynch, et al.: On January 12, 2007, a purported class action was brought against Merrill Lynch & Co., Inc., the Company, and other securities firms in the U.S. District Court for the Southern District of New York alleging that their bank sweep programs violated state law because their terms were not adequately disclosed to customers. On May 1, 2007, plaintiffs filed an amended complaint, which added additional defendants. On November 12, 2007, defendants filed motions to dismiss the amended complaint. Briefing on the motions was completed on March 6, 2008. The parties are awaiting the court's ruling on the motions to dismiss.

Leases—The Parent and the Company have entered into various non-cancelable long-term lease agreements for premises and equipment that expire through 2024, including the World Financial Center Headquarters ("WFC"). Expenses for the World Financial Center are allocated by the Parent to the Company. The Company has also entered into various non-cancelable short-term equipment leases.

Future minimum rental commitments under non-cancelable leases with initial or remaining terms exceeding one year as of December 26, 2008 are presented below:

	WFC	Other	Total
2009	$ 79	$ 236	$ 315
2010	79	230	309
2011	79	192	271
2012	79	161	240
2013	59	129	188
Thereafter	-	326	326
Total	$ 375	$ 1,274	$ 1,649

The minimum rental commitments shown above have not been reduced by $116 of minimum sublease rentals to be received in the future under non-cancelable subleases. The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

Other Commitments—In the normal course of business, the Company enters into commitments for underwriting transactions. Settlement of these transactions as of December 26, 2008 would not have had a material effect on the consolidated financial condition of the Company.

	Total	Commitment expiration: Less than 1 year	1 - 3 years	4 - 5 years	Over 5 years
Commitments to purchase service contracts	$ 2,133	$ 25	$ 204	$ 38	$ 1,866
Letters of credit	562	562	-	-	-
Commitments to enter into forward dated resale agreements	237	237			
Commitments to purchase loans	92	56	6	15	15
Commitments to purchase partnership interests	16	-	16	-	-
Commitments to purchase other assets	3	2	1	-	-
Total	$ 3,043	$ 882	$ 227	$ 53	$ 1,881

The Company has entered into commitments to purchase service contracts with providers of market data, communications, and systems consulting services. The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. The Company has commitments to enter into forward dated resale agreements.

Further, the Company entered into commitments to purchase loans, which upon settlement of the commitment will be included in trading assets. The Company also has commitments to purchase partnership interests, primarily related to private equity investments.

Guarantees— The Company provides guarantees under certain derivative contracts and other transactions. In accordance with FIN 45, FSP FAS 133-1 and FIN 45-4, the Company is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

These guarantees and their expiration are summarized below:

Type of Guarantee	Maximum Payout/ Notional	Less than 1 Year	1 - 3 Years	4 - 5 Years	Over 5 Years	Carrying Value
Derivative contracts [1]	$ 3,407	$ 833	$ 2,467	$ 102	$ 5	$ 350
Auction rate securities	5,235	-	5,235	-	-	278
Standby letters of credit	55	-	-	-	55	-
Performance guarantee [2]	7	-	-	-	7	-

(1) As noted above, the notional value of derivative contracts is provided instead of the maximum payout amount, although the notional value should not be considered as a reliable indicator of the Company's exposure to these contracts.

(2) Relates to MLPCC guaranteeing on behalf of a client with a foreign stock exchange. This guarantee is secured by the assets of the client's accounts and has no expiration. No contingent liability is recorded since it is fully collateralized.

Derivative Contracts—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FIN 45. FIN 45 defines guarantees to include derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying (such as changes in the value of interest rates, security prices, indices, etc.), that relate to an asset, liability or equity security of a guaranteed party. Derivatives that meet the FIN 45 definition of guarantees include certain written options. The Company does not monitor, for accounting purposes, whether its clients enter into these derivative contracts for speculative purposes or hedging purposes. Accordingly, the Company has disclosed below information about certain types of written options that can potentially be used by clients to protect against changes in an underlying security, regardless of how the contracts are used by the client.

For certain derivative contracts such as written put options, the maximum payout could theoretically be unlimited, because, for example, the change in the underlying security price could theoretically be unlimited. In addition, the Company does not monitor its exposure to derivatives in this manner. As such, rather than including the maximum payout, the notional value of derivative contracts has been included to provide information about the magnitude of involvement with these types of contracts. However, it should be noted that the notional value is not a reliable indicator of the Company's exposure to these contracts.

ARS Guarantees— Under the terms of its announced purchase program, as augmented by the global agreement reached with the New York Attorney General, the Securities and Exchange Commission, the Massachusetts Securities Division and other state securities regulators, the Company agreed to purchase ARS at par from its retail clients, including individual, not-for-profit, and small business clients. Certain retail clients with less than $4 in assets with the Company as of February 13, 2008 were eligible to sell eligible ARS to the Company starting on October 1, 2008. Other eligible retail clients meeting specified asset requirements were eligible to sell ARS to the Company beginning on January 2, 2009. The final date of the ARS purchase program is January 15, 2010. Under the ARS purchase program, the eligible ARS held in accounts of eligible retail clients at the Company as of December 26, 2008 was $5,235. As of December 26, 2008, the Company had purchased $3,185 of ARS from eligible clients. In addition, under the ARS purchase program, the Company has agreed to purchase ARS from retail clients who purchased their securities from the Company and transferred their accounts to other brokers prior to February 13, 2008. Payment risk related to ARS guarantees is based largely upon the client's overall financial objectives. At December 26, 2008, a liability of $278 has been recorded for the difference between the fair value and par value for all outstanding ARS that are subject to this guarantee.

Standby Letters of Credit and Other FIN 45 Guarantees—The Company provides guarantees to certain counterparties in the form of standby letters of credit in the amount of $55. Payment risk is evaluated based upon historical payment activity. As of December 26, 2008, there were no draw downs under such arrangements.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried in the Consolidated Balance Sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its customers with respect to securities transactions. If the customer fails to fulfill its obligation, the Company must fulfill the customer's obligation with the counterparty. The Company is secured by the assets in the customer's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the customer. No contingent liability is carried in the Consolidated Balance Sheet for these transactions as the potential for the Company to be required to make payments under these arrangements is remote.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients, with the applicable clearinghouse; trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual capital requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried in the Consolidated Balance Sheet for these transactions.

12. EMPLOYEE BENEFIT PLANS

See Note 2 for a discussion of the Bank of America acquisition of the Parent, which was completed on January 1, 2009. The following disclosures reflect the Company's historical employee benefit plan information for all periods presented. The disclosures do not reflect the effects of the January 1, 2009 acquisition of the Parent by Bank of America or the effects of any employee benefit plan modifications that may occur as a result of the acquisition.

The Company provides retirement and other postemployment benefits to its employees under plans sponsored by the Parent. The Parent allocates these expenses to the Company.

Defined Contribution Plans—The U.S. defined contribution plans consist of the Retirement Accumulation Plan ("RAP") and the 401(k) Savings & Investment Plan ("401(k)"). These plans cover substantially all U.S. employees who have met service requirements.

Defined Benefit Pension Plans—The Parent has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

Postretirement Benefits Other Than Pensions—The Company provides health insurance benefits to retired employees under Parent-sponsored plans that cover substantially all U.S. employees who have met age and service requirements. The health care coverage is contributory with certain retiree contributions adjusted periodically. Non-contributory life insurance was offered to employees that had retired prior to February 1, 2000. At December 26, 2008, neither the Company nor the Parent had funded these plans.

Postemployment Benefits—The Company provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Employees who are disabled due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. The Company also provides severance benefits to terminated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. Although all full-time employees are eligible for severance benefits, no additional amounts were accrued as of December 26, 2008, since future severance costs are not estimable.

13. EMPLOYEE INCENTIVE PLANS

See Note 2 for a discussion of the Bank of America acquisition of the Parent, which was completed on January 1, 2009. The following disclosures reflect the Company's historical employee incentive plan information for all periods presented. The disclosures do not reflect the effects of the January 1, 2009 acquisition of the Parent by Bank of America or the effects of any employee incentive plan modifications that may occur as a result of the acquisition.

The Company accounts for stock-based compensation in accordance with SFAS No. 123(R), *Share-Based Payment* ("SFAS No. 123(R)").

To align the interests of employees with those of stockholders, the Parent sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in several compensation plans sponsored by the Parent, which provide eligible employees with shares of the Parent's common stock or options to purchase such stock, and deferred cash compensation. These plans include the Long-Term Incentive Compensation Plan ("LTICP"), the Employee Stock Compensation Plan ("ESCP"), the Equity Capital Accumulation Plan ("ECAP"), the Employee Stock Purchase Plans ("ESPP"), the Financial Advisor Capital Accumulation Award Plan ("FACAAP"), and other deferred compensation plans and award programs.

At December 26, 2008, the Company had $1,608 of total unrecognized compensation cost related to non-vested share-based payment compensation arrangements. This cost is expected to be recognized over a weighted average period of 2.8 years.

LTICP, ESCP and ECAP—LTICP, ESCP and ECAP provide for grants of equity and equity-related instruments of the Parent to certain employees. LTICP consist of the Long-Term Incentive Compensation Plan, a shareholder approved plan used for grants to executive officers, and the Long-Term Incentive Compensation Plan for Managers and Producers, a broad-based plan which was approved by the Parent's Board of Directors, but has not been shareholder approved. LTICP provides for the issuance of Restricted Shares, Restricted Units, and Non-qualified Stock Options, as well as Incentive Stock Options, Performance Shares, Performance Units, Performance Options, Stock Appreciation Rights, and other securities of the Parent. ESCP, a broad-based plan approved by shareholders in 2003, provides for the issuance of Restricted Shares, Restricted Units, Non-qualified Stock Options and Stock Appreciation Rights. ECAP, a shareholder-approved plan, provides for the issuance of Restricted Shares, as well as Performance Shares. All plans under LTICP, ESCP and ECAP may be satisfied using either treasury or newly issued shares of the Parent. As of December 26,

2008, no instruments other than Restricted Shares, Restricted Units, Non-qualified Stock Options, Performance Options and Stock Appreciation Rights had been granted.

Restricted Shares and Units—Restricted Shares are shares of the Parent's common stock carrying voting and dividend rights. A Restricted Unit is deemed equivalent in fair market value to one share of common stock. Substantially all awards are settled in shares of common stock. Recipients of Restricted Unit awards receive cash payments equivalent to dividends. Under these plans, such shares and units are restricted from sale, transfer, or assignment until the end of the restricted period. Such shares and units are subject to forfeiture during the vesting period, for grants under LTICP, or the restricted period for grants under ECAP. Restricted share and unit grants made in 2003 through 2005 generally cliff vest in four years. Beginning in 2006, restricted share and unit grants generally step vest in four years. In December 2007, the Parent modified the vesting schedule of certain previously granted stock bonus awards. As a result, all outstanding stock bonus awards held by employees other than certain current or former executive officers, that were scheduled to vest on January 31, 2009, vested on January 31, 2008.

In January 2007 and 2006, Participation Units were granted from LTICP under the Parent's Managing Partners Incentive Program. The awards granted under this program are fully at risk, and the potential payout varies depending on the Parent's financial performance against pre-determined return on average common stockholders' equity ("ROE") targets. One-third of the Participation Units converted into Restricted Shares on January 31, 2007. No Participation Units converted as a result of the Parent's 2008 or 2007 performance; however, all remaining Participation Units converted on January 1, 2009 due to change in control provisions included within the Plan and Bank of America's acquisition of the Parent as of that date.

In March 2007, Participation Units were granted from LTICP under the Parent's Global Markets and Investment Banking Managing Partners ("GMI") Incentive Program. The awards granted under this program are fully at risk, and the potential payout varies depending on the Parent's financial performance against a pre-determined GMI year-over-year pre-tax profit growth target. No Participation Units converted as a result of Parent's 2008 or 2007 performance; however, all remaining participation units converted on January 1, 2009 due to change in control provisions included within the Plan and Bank of America's acquisition of the Parent as of that date.

The activity for Restricted Shares and Units under these plans during 2008 for the Company follows:

	LTICP		**ECAP**	**ESCP**	
	Restricted Shares	**Restricted Units**	**Restricted Shares**	**Restricted Shares**	**Restricted Units**
Outstanding, end of 2007	12,130,869	1,368,223	17,247	21,363,534	372,492
Granted	256,861	2,269,125	4,896	-	19,211,104
Released	(7,358,521)	(197,536)	(8,604)	(15,616,139)	(861,917)
Forfeited	(292,563)	(772,360)	-	(311,787)	(1,334,774)
Transferred	(727,521)	(99,022)	-	(257,210)	276,923
Outstanding, end of 2008	**4,009,125**	**2,568,430**	**13,539**	**5,178,398**	**17,663,828**

SFAS No. 123(R) requires the immediate expensing of share-based payment awards granted or modified to retirement-eligible employees in 2008, including awards that are subject to non-

compete provisions. The table below contains awards with or without a future service requirement.

	No Future Service Required		Future Service Required	
		Weighted Avg		Weighted Avg
	Shares/Units	Grant Price	Shares/Units	Grant Price
Outstanding, end of 2007	25,384,788	$ 66.30	9,867,577	$ 83.37
Granted	7,832,109	51.66	13,909,877	52.66
Delivered	(24,042,717)	66.47	-	0.00
Forfeited	(226,897)	77.23	(2,484,587)	67.02
Transfers	(660,234)	70.91	(146,596)	81.72
Service criteria satisfied[1]	5,162,164	82.59	(5,162,164)	82.59
Outstanding, end of 2008	**13,449,213**	**$ 62.94**	**15,984,107**	**$ 59.49**

(1) Represents those awards for which employees attained requirement-eligibility or for which service criteria were satisfied during 2008, subsequent to the grant date.

The total fair value of Restricted Shares and Units granted to the Company's retirement-eligible employees, or for which service criteria were satisfied during 2008, was $451. The total fair value of Restricted Shares and Units vested during 2008 was $834. The fair value of Restricted Shares and Units was determined based on the price of the Parent's common stock at date of grant.

The following table represents the Parent's weighted-average fair value per share or unit for 2008 grants of which the Company was a part of:

	2008
LTICP	
Restricted Shares	$ 34.25
Restricted Units	42.60
ECAP Restricted Shares	49.04
ESCP Plans	
Restricted Shares	N/A
Restricted Units	55.59

Non-qualified Stock Options—Non-qualified stock options granted under LTICP in 1996 through 2000 generally became exercisable over five years; options granted in 2001 and 2002 became exercisable after approximately six months. Option and Stock Appreciation Right grants made after 2002 generally become exercisable over four years. The exercise price of these grants is equal to 100% of the fair market value (as defined in LTICP) of a share of the Parent's common stock on the date of grant. Options and Stock Appreciation Rights expire ten years after their grant date.

The total number of Stock Appreciation Rights for the Company that remained outstanding at December 26, 2008 was 1,432.

The Company's activity for Non-qualified Stock Options under LTICP for 2008 follows:

	Options Outstanding	Weighted-Average Exercise Price
Outstanding, end of 2007	58,582,586	$ 53.21
Granted	8,639,595	47.33
Exercised	(2,286,864)	32.61
Forfeited	(251,098)	55.59
Transferred	(508,890)	55.96
Outstanding, end of 2008	**64,175,329**	**$ 53.10**
Exercisable, end of 2008	**55,784,203**	**$ 54.00**

All Options and Stock Appreciation Rights outstanding as of December 26, 2008 for the Company are fully vested or expected to vest.

At December 26, 2008, the weighted-average remaining contractual terms of total options outstanding and exercisable for the Parent were 3.2 years and 2.3 years, respectively.

The weighted-average fair value of options granted in 2008 was $14.93 per option.

The fair value of option awards for the Parent, with vesting based solely on service requirements is estimated on the date of grant based on a Black-Scholes option pricing model using the following weighted-average assumptions. Beginning in 2008, expected volatilities were based upon the implied volatility of the Parent's common stock, in accordance with guidance provided by SEC Staff Accounting Bulletin No. 107, *Share-Based Payment.* Prior to 2008, expected volatilities were based upon the historic volatility of the Parent's common stock. The expected term of options granted is estimated based on an analysis of historical exercise activity. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the current dividend rate at the time of grant.

	2008
Risk-free interest rate	3.14%
Expected life	6.6 yrs
Expected volatility	39.42%
Expected dividend yield	3.20%

In 2008, performance-based option awards were granted to certain senior executive employees. The fair value of each performance based option award is estimated on the date of grant based on a lattice option pricing model. Expected volatilities are based on implied volatility of the Parent's common stock. The expected life of options granted is based on performance conditions relating to minimum stock price thresholds required for exercisability and assuming exercise when the stock price reaches a level equal to two times the exercise price. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the current dividend rate at the time of grant.

In December 2008, the performance-based stock option awards were amended to eliminate the performance conditions related to stock price thresholds; as a result, all remaining unvested options vested and became exercisable immediately upon the Bank of America acquisition of the Parent on January 1, 2009. The weighted average assumptions used to determine the fair value of the performance based options in 2008 for the Parent were as follows:

	2008
Risk-free interest rate	3.61%
Expected life	7.9 yrs
Expected volatility	35.00%
Expected dividend yield	2.52%

The total intrinsic value of options exercised during 2008 was $45. As of December 26, 2008, the total intrinsic value of options outstanding and exercisable was zero.

ESPP—The ESPP, which is approved by the Parent's shareholders, allows the Company's eligible employees to invest from 1% to 10% of their eligible compensation to purchase the Parent's common stock, subject to legal limits. Purchases are made at a discount equal to 5% of the average high and low market price on the relevant investment date.

FACAAP—Under FACAAP, eligible employees in the Company's Global Wealth Management group are granted awards generally based upon their prior year's performance. Payment for an award is contingent upon continued employment for a period of time and is subject to forfeiture during that period. Awards granted in 2003 and thereafter are generally payable eight years from the date of grant in a fixed number of shares of the Parent's common stock. For outstanding awards granted prior to 2003, payment is generally made ten years from the date of grant in a fixed number of shares of the Parent's common stock unless the fair market value of such shares is less than a specified minimum value, in which case the minimum value is paid in cash. Eligible participants may defer awards beyond the scheduled payment date. Only shares of common stock held as treasury stock may be issued under FACAAP. FACAAP, which was approved by the Board of Directors, has not been shareholder approved.

Other Compensation Arrangements—The Company participates in Parent-sponsored deferred compensation plans in which employees who meet certain minimum compensation thresholds may participate on either a voluntary or mandatory basis. Contributions to the plans are made on a tax-deferred basis by participants. Participants' returns on these contributions may be indexed to various mutual funds and other funds. The Company also participates in several Parent sponsored, cash-based employee award programs, under which certain employees are eligible to receive future cash compensation, generally upon fulfillment of the service and vesting criteria for the particular program. At December 26, 2008, accrued liabilities for these plans and grants totaled $1,378 and are recorded in *Compensation and benefits* payable on the Consolidated Balance Sheet.

When appropriate, the Company maintains various investments as an economic hedge of its liabilities to participants under these deferred compensation plans and award programs, including a derivative transaction with an affiliate. At December 26, 2008, the Company had such investments totaling $356 in *Other investments* on the Consolidated Balance Sheet, and a derivative transaction with an affiliate effectively hedging an additional $887 of the Company's liabilities.

14. INCOME TAXES

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of the Parent. In addition, the Company files tax returns in certain states on a stand-alone basis. At December 26, 2008, the Company had a current tax payable to the Parent of $1,722.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount on the Consolidated Balance Sheet. Assessment of the need for a valuation allowance is made on a Parent Company consolidated basis in accordance with the Intercompany Income Tax Allocation Agreement, under which the Company is entitled to record deferred income tax benefits to the extent it is more likely than not the Parent will realize such benefits. These temporary differences result in taxable or deductible amounts in future years and, as such, will be settled with the Parent when realized in the future.

The Company's deferred tax assets at December 26, 2008, and included on the Consolidated Balance Sheet within *Interest and other receivables*, are comprised of:

Deferred compensation	$ 1,434
Restricted stock/Restricted units	553
Stock options	523
Depreciation	138
Net operating loss	2,509
Mark to market and gains/losses on assets	136
Employee benefits and pension	5
Restructuring	5
Valuation and other reserves (1)	199
Valuation allowance, net	(189)
Other, net	264
Net deferred tax asset	$ 5,577

(1) Primarily related to *trading assets, litigation* and *other liabilities.*

The valuation allowance at December 26, 2008 was $189 which represents an increase of $153 from December 28, 2007.

At December 26, 2008, the Company had U.S. federal and state net operating loss carryforwards of approximately $5,646 and $8,455, respectively, which are available to offset future taxable income, if any, for fiscal years ending in 2009 through 2028. The Company also had approximately $57 of state tax credit carryforwards expiring in various years after 2009.

The Company adopted FIN 48 effective in 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at December 28, 2007	$ 118
Additions based on tax positions related to the current year	3
Balance at December 26, 2008	$ 121

Of the above balance at the end of the year, approximately $20 (net of federal benefit of state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods.

The Parent is under examination by the Internal Revenue Service ("IRS") and states in which Merrill Lynch has significant business operations, such as New York. The years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdictions:

Jurisdiction	**Years Subject to Examination**
U.S. federal	2005-2008
Massachusetts	2004-2008
Illinois	2004-2008
New Jersey	2004-2008
Pennsylvania	2004-2008
New York State and City	2002-2008
California	1997-2008

The IRS audit for the year 2004 was completed in the second quarter of 2008 and the statute of limitations for the year expired during the third quarter of 2008. The IRS audits for the years 2005 and 2006 may be completed in 2009. New York State and New York City audits are in progress for the years 2002-2006. While it is reasonably possible that a significant reduction in unrecognized tax benefits may occur within twelve months of December 26, 2008, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

15. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, MLPF&S is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934 (the "Act") and capital requirements of the Commodity Futures Trading Commission ("CFTC"). Under the alternative method permitted by the Rule, the minimum required net capital, as defined, shall be the greater of 2% of aggregate debit items ("ADI") arising from customer transactions or $500 in accordance with Appendix E of the Rule. In addition, this alternative method also requires MLPF&S to maintain tentative net capital of at least $1,000. At December 26, 2008, MLPF&S' regulatory net capital of $4,128 was approximately 38.3% of ADI, and its regulatory net capital in excess of the SEC minimum requirement was $3,607. The CFTC also requires that minimum net capital should not be less than 8% of the total

customer risk margin requirement plus 4% of the total non-customer risk margin requirement. At December 26, 2008, MLPF&S' regulatory net capital of $4,128 exceeded the CFTC minimum requirement of $604 by $3,524.

MLPCC, a fully-guaranteed subsidiary of MLPF&S, is subject to the regulatory requirements promulgated by the SEC or other regulatory and exchange authorities. Net capital and excess net capital at December 26, 2008 as defined by these regulatory authorities is $1,577 and $1,510, respectively.

MLPF&S and MLPCC are also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 26, 2008 customer reserve computation, MLPF&S and MLPCC segregated in a special reserve account, for the exclusive benefit of customers, qualified securities and cash with a contract value of $8,322 and $1,385, respectively. Securities for both companies were obtained under resale agreements with an affiliate.

MLPF&S and MLPCC are also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 26, 2008 PAIB reserve computation, MLPF&S and MLPCC segregated in a special reserve account for the exclusive benefit of PAIB securities with a contract value of $1,075 and $7,970, respectively. The securities for both companies were obtained under resale agreements with an affiliate.

As futures commission merchants, MLPF&S and MLPCC are required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 26, 2008, assets segregated and secured and held in separate accounts totaled $13,674 and $3,473 and exceeded requirements by $1,799 and $2,476 for MLPF&S and MLPCC, respectively.

* * * * * *

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 26, 2008 (Dollars in Millions)

COMPUTATION OF NET CAPITAL		
STOCKHOLDER'S EQUITY	$	2,235
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		13,200
TOTAL STOCKHOLDER'S EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS		15,435
NONALLOWABLE ASSETS AND MISCELLANEOUS CAPITAL CHARGES:		
Receivables from customers cash and fully secured accounts, partly secured and unsecured accounts - net of related reserves		102
Securities purchased under agreement to resell not readily marketable		77
Securities owned not readily marketable		658
Other investments not readily marketable		521
Exchange memberships		6
Investments in and receivables from affiliates		3,370
Equipment and facilities - net of accumulated depreciation and sole recourse financing		633
Dividends and interest receivable		11
Free shipments of securities		13
Loans and advances		5
Other receivables from brokers or dealers and clearing organizations		76
Other assets		2,188
Total non-allowable assets		7,660
Additional charges for customers' and non-customers' security accounts		56
Aged fails to deliver		45
Other deductions and/or charges		624
Total miscellaneous capital charges		725
TENTATIVE NET CAPITAL		7,050
Total Market Risk Exposure		2,920
Total Credit Risk Exposure		2
NET CAPITAL		4,128
NET CAPITAL REQUIREMENT (greater of CFTC or SEC)		604
EXCESS NET CAPITAL (over minimum requirement)	$	3,524
PERCENTAGE OF NET CAPITAL TO AGGREGATE DEBIT ITEMS		38.3 %

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in MLPF&S's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

UNCONSOLIDATED SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2008 (Dollars in Millions)

SEGREGATION REQUIREMENTS:	
Net ledger balances in accounts of regulated commodity customers:	
Cash	$ 4,386
Securities, at market value	2,858
Net unrealized profit/(loss) on open trades held for regulated commodity customers	2,551
Exchange traded options:	
Market value of open option contracts purchased on a contract market	21,891
Market value of open option contracts sold on a contract market	(21,259)
NET EQUITY OF REGULATED COMMODITY CUSTOMERS	10,427
Accounts liquidating to a deficit and accounts with debit balances with no open trades included above (net of $128 secured by customers' U.S. Treasury obligations)	3
AMOUNT REQUIRED TO BE SEGREGATED	10,430
FUNDS ON DEPOSIT IN SEGREGATION:	
Deposited in segregated funds bank accounts:	
Cash	1,707
Securities representing investment of customers' funds, at market value	3,107
Securities deposited by customers in lieu of cash margins, at market value	842
Margins on deposit with clearing organizations of contract markets:	
Cash on deposit	52
Securities representing investment of customers' funds, at market value	2,524
Securities deposited by customers in lieu of cash margins, at market value	2,013
Settlement due to clearing organizations	(65)
Value of exchange traded long options	21,891
Value of exchange traded short options	(21,259)
Net equities with other futures commission merchants:	
Net liquidating equity	1
Securities held for particular customers or option customers, at market value	
TOTAL AMOUNT IN SEGREGATION	10,813
EXCESS FUNDS IN SEGREGATION	$ 383

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in MLPF&S's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

UNCONSOLIDATED SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2008 (Dollars in Millions)

CASH IN BANKS		$ 503
SECURITIES		1,331
AMOUNTS HELD BY MEMBERS OF FOREIGN BOARDS OF TRADE:		
Cash	$ 674	
Securities, at market value	353	
Unrealized loss on open futures contracts	157	
Value of long option contracts	508	
Value of short option contracts	(665)	
Total amounts held by members of foreign boards of trade		1,027
TOTAL FUNDS IN SEPARATE ACCOUNTS		2,861
AMOUNTS REQUIRED TO BE SET ASIDE IN SEPARATE ACCOUNTS		1,445
EXCESS FUNDS IN SEPARATE ACCOUNTS		$ 1,416

NOTE: There are no material reconciling items between the amounts presented above and the amounts as reported in MLPF&S's unaudited FOCUS Report as of December 26, 2008. Therefore, no reconciliation of the two computations is deemed necessary.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2009

Merrill Lynch, Pierce, Fenner & Smith Incorporated
World Financial Center – North Tower
250 Vesey Street
New York, NY 10080

In planning and performing our audit of the consolidated financial statements of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") and subsidiaries (the "Company") as of and for the year ended December 26, 2008 (on which we issued our report dated February 23, 2009 and such report expressed an unqualified opinion and included an explanatory paragraph regarding the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by MLPF&S, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by MLPF&S in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by MLPF&S including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that MLPF&S's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 26, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END